--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                             ---------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   649840105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                             DANIEL W. FARLEY, ESQ.
                          VICE PRESIDENT AND SECRETARY
                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               ITHACA-DRYDEN ROAD
                                 P.O. BOX 3200
                          ITHACA, NEW YORK 14852-3200
                                 (607) 347-2506
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                         ------------------------------

                                    COPY TO:
                              SETH A. KAPLAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on July 30, 1997 by New York State Electric & Gas Corporation, a New York corporation (the "Company"), as amended by Amendment No. 1 thereto filed with the Commission on July 30, 1997 (as amended, the "Schedule 14D-9"), relating to the offer by CE Electric (NY), Inc., a New York corporation ("CENY") and a wholly owned subsidiary of CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), to purchase 6,540,670 shares of outstanding Common Stock, par value $6.66 2/3 per share, at $24.50 per share. Capitalized terms used but not defined herein have their respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended as follows:

    The section captioned "LITIGATION" is hereby amended and supplemented by inserting the following at the end thereof:

    On August 5, 1997, the Company filed an Amended Complaint against CalEnergy and CENY in the United States District Court for the Southern District of New York, entitled NEW YORK STATE ELECTRIC & GAS CORPORATION V. CALENERGY COMPANY, INC., ET AL., 97 Civ. 5644(DC) (the "Amended Complaint"). A copy of the Amended Complaint is filed as an Exhibit to this Amendment No. 2 and is incorporated by reference herein.

    SHAREHOLDER DEMAND LITIGATION. On July 22, 1997, CENY made a request under New York Common Law for certain books and records of the Company including, among other things, a list of the Company's holders of record of Common Stock (the "Request"). On July 25, 1997, the Company informed CENY that CENY's Request was still under consideration by the Company and that the Company would respond to the Request no later than the date by which the Company was required under Rule 14e-2 to file the Statement on Schedule 14D-9 (which date corresponded with 12:00 midnight on July 31, 1997).

    On the morning of July 31, 1997, CENY filed a Verified Article 78 Petition seeking production of the items delineated in the Request (the "Petition").

    A copy of the Petition is filed as an Exhibit to this Amendment No. 2 and is incorporated by reference herein.

    The section captioned "SHAREHOLDER LITIGATION" is hereby amended and supplemented by inserting the following at the end thereof:

    On July 17, 1997, a purported class action was filed in the Supreme Court of the State of New York, New York County, against the Company and its directors, entitled ROBERT HUNTLEY, ET AL., V. NEW YORK STATE ELECTRIC & GAS CORPORATION, ET AL., Index No. 97-603927 (the "Huntley Action"). On August 4, 1997, a purported class action was filed in the Supreme Court of the State of New York, New York County, against the Company and its directors, entitled JERRY KRIM V. WESLEY W. VON SCHACK, ET AL., Index No. 97-114075 (the "Krim Action"). The Huntley Action and the Krim Action are included within the "Shareholder Actions" definition. The allegations and claims made in the Huntley Action and the Krim Action are substantially similar to those made in the other Shareholder Actions.

    The complaints filed in the Huntley Action and the Krim Action are included as Exhibits to this Amendment No. 2 and are incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 42  -- Amended Complaint in NEW YORK STATE ELECTRIC & GAS CORPORATION V. CALENERGY
            COMPANY, INC., ET AL. (U.S. District Court, Southern District of New York).
Exhibit 43  -- Complaint in ROBERT HUNTLEY, ET AL., V. NEW YORK STATE ELECTRIC & GAS
            CORPORATION, ET AL. (Supreme Court of the State of New York, New York County).
Exhibit 44  -- Complaint in JERRY KRIM V. WESLEY W. VON SCHACK, ET AL. (Supreme Court of
            the State of New York, New York County).
Exhibit 45  -- Verified Petition in IN THE MATTER OF THE APPLICATION OF CE ELECTRIC (NY),
            INC. V. NEW YORK STATE ELECTRIC & GAS CORPORATION (Supreme Court of the State
              of New York, Tompkins County).
Exhibit 46  -- Presentation: NYSEG Creating Shareholder Value.*
Exhibit 47  -- Advertisement run Wednesday, August 6, 1997 in selected newspapers.

------------------------

*   The Company is filing this Exhibit on a voluntary basis only.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                NEW YORK STATE ELECTRIC & GAS CORPORATION

                                BY:           /S/ WESLEY W. VON SCHACK
                                     -----------------------------------------
                                                Wesley W. von Schack
                                              (CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER)

Dated: August 6, 1997

                                       3